

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

Mr. William T. Hull
Chief Financial Officer
RTI International Metals, Inc.
Westpointe Corporate Center One – 5th Floor
1550 Coraopolis Heights Road
Pittsburgh, PA 15108-2973

Re: RTI International Metals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010
and September 30, 2010
Form 8-K filed December 8, 2010
File No. 001-14437

Dear Mr. Hull:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief